JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212
Direct Number: (216) 586-7103
mjsolecki@jonesday.com
July 29, 2010
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Roger Schwall
                  John Lucas

Re:	Molycorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-166129)
Gentlemen:
     We are transmitting on behalf of Molycorp, Inc., a Delaware corporation (the “Company”), Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Amendment”). The Amendment provides updated pricing information, reflecting an estimated offering price of $14.00 per share, which is below the original range of $15.00 to $17.00 per share. Under separate cover, we are submitting a new acceleration request and are requesting acceleration of the Registration Statement for the morning of July 29, 2010.
     Please contact the undersigned at (216) 586-7103 if you have any comments or questions concerning the Amendment.

Sincerely,
/s/ Michael J. Solecki

cc:	Mark A. Smith John F. Ashburn, Jr., Esq. Christopher M. Kelly, Esq. Michael Kaplan, Esq. Suying Li Chris White Ken Schuler Laura Nicholson

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